Industrial Services of America, Inc. - Schedule 13G/A
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)

INDUSTRIAL SERVICES OF AMERICA, INC.
(Name of Issuer)

COMMON STOCK, $.005 PAR VALUE
(Title of Class of Securities)

456314 10 3
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 14 Pages

CUSIP No. 456314 10 3 13G/A

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Harry Kletter
###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

1,360,600

6.	SHARED VOTING POWER

- 0 -

7.	SOLE DISPOSITIVE POWER

1,360,600

8.	SHARED DISPOSITIVE POWER

- 0 -

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,360,600

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[X] 17,400*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

37.4%

12.	TYPE OF REPORTING PERSON

IN

* Does not include 17,400 shares held in the name of the Harry Kletter Family Charitable Foundation for which Mr. Kletter has neither the power to vote or dispose of the shares held in the trust.

Page 2 of 14 Pages

ITEM 1.	NAME OF ISSUER

(a),(b) The name of the issuer of the securities covered by this statement is Industrial Services of America, Inc. The issuer's principal executive offices are located at 7100 Grade Lane, Louisville, Kentucky 40213.

ITEM 2.	NAME OF PERSON FILING

(a),(b),(c) The name of the person filing this statement is Harry Kletter, whose principal business address is 7100 Grade Lane, Louisville, Kentucky 40213. Mr. Kletter is a citizen of the United States.

(d),(e) The title of the class of securities covered by this statement is Common Stock, $.005 par value. The CUSIP Number of the Common Stock is 456314 10 3.

ITEM 3.	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B)

Not applicable.

ITEM 4.	OWNERSHIP

(a),(b),(c) The number of shares of Common Stock beneficially owned by Mr. Kletter as of December 31, 2006 was 1,360,600 (37.4 % of the total shares outstanding). All of such shares are held with sole voting power and sole power of disposition.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Pursuant to Rule 13d-1(d), see the listing of the members of the Group attached hereto and incorporated herein by reference as Exhibit A.

Page 3 of 14 Pages

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

Page 4 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

/s/ Harry Kletter
Harry Kletter

Page 5 of 14 Pages

CUSIP No. 456314 10 3 13G/A

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

K & R, LLC
61-0891988

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

- 0 -

6.	SHARED VOTING POWER

990,400

7.	SOLE DISPOSITIVE POWER

- 0 -

8.	SHARED DISPOSITIVE POWER

990,400

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

990,400

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

27.2%

12.	TYPE OF REPORTING PERSON

CO

Page 6 of 14 Pages

ITEM 1.	NAME OF ISSUER

(a),(b) The name of the issuer of the securities covered by this statement is Industrial Services of America, Inc. The issuer's principal executive offices are located at 7100 Grade Lane, Louisville, Kentucky 40213.

ITEM 2.	NAME OF PERSON FILING

(a),(b),(c) The name of the person filing this statement is K & R, LLC, whose principal business address is 7100 Grade Lane, Louisville, Kentucky 40213. K & R, LLC is a Kentucky limited liability company.

(d),(e) The title of the class of securities covered by this statement is Common Stock, $.005 par value. The CUSIP Number of the Common Stock is 456314 10 3.

ITEM 3.	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B)

Not applicable.

ITEM 4.	OWNERSHIP

(a),(b),(c) The number of shares of Common Stock beneficially owned by K & R, LLC as of December 31, 2006 was 990,400 (27.2 % of the total shares outstanding). All of such shares are held with shared voting power and shared power of disposition.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Harry Kletter, as sole member, officer and director of K & R, LLC, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities, covered by this statement.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Pursuant to Rule 13d-1(d), see the listing of the members of the Group attached hereto and incorporated herein by reference as Exhibit A.

Page 7 of 14 Pages

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

Page 8 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

K & R, LLC

By: /s/ Harry Kletter
Harry Kletter, Managing Member

Page 9 of 14 Pages

CUSIP No. 456314 10 3 13G/A

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Roberta Kletter
###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

360,000

6.	SHARED VOTING POWER

- 0 -

7.	SOLE DISPOSITIVE POWER

360,000

8.	SHARED DISPOSITIVE POWER

- 0 -

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

360,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON

IN

Page 10 of 14 Pages

ITEM 1.	NAME OF ISSUER

(a),(b) The name of the issuer of the securities covered by this statement is Industrial Services of America, Inc. The issuer's principal executive offices are located at 7100 Grade Lane, Louisville, Kentucky 40213.

ITEM 2.	NAME OF PERSON FILING

(a),(b),(c) The name of the person filing this statement is Roberta Kletter, whose principal business address is 7100 Grade Lane, Louisville, Kentucky 40213. Mrs. Kletter is a citizen of the United States.

(d),(e) The title of the class of securities covered by this statement is Common Stock, $.005 par value. The CUSIP Number of the Common Stock is 456314 10 3.

ITEM 3.	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B)

Not applicable.

ITEM 4.	OWNERSHIP

(a),(b),(c) The number of shares of Common Stock beneficially owned by Mrs. Kletter as of December 31, 2006 was 360,000 (9.9 % of the total shares outstanding). All of such shares are held with sole voting power and sole power of disposition.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Pursuant to Rule 13d-1(d), see the listing of the members of the Group attached hereto and incorporated herein by reference as Exhibit A.

Page 11 of 14 Pages

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

/s/ Roberta Kletter
Roberta Kletter

Page 13 of 14 Pages

EXHIBIT A

MEMBERS OF GROUP

Harry Kletter

K & R, LLC

Roberta Kletter

Page 14 of 14 Pages